United States securities and exchange commission logo





                             June 10, 2021

       Ken Suslow
       Chief Executive Officer
       Sandbridge Acquisition Corp
       1999 Avenue of the Stars, Suite 2088
       Los Angeles, CA 90067

                                                        Re: Sandbridge
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 28, 2021
                                                            File No. 333-254888

       Dear Mr. Suslow:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

       Amendment No. 1 to Registration Statement on S-4 filed May 28, 2021

       Unaudited Pro Forma Condensed Combined Financial Information
       Other Related Events in Connection with the Business Combination, page
151

   1. In regards to the 9,533,637 shares of New Owlet common stock representing outstanding
                                                        New Owlet option awards
on a net exercise basis, we note that a portion of the shares are subject to cash
settlement upon valid elections made by the holders of Owlet's vested options pursuant
to and contingent on the successful completion of the Business
                                                        Combination. The pro
forma financial information provided assumes no elections are made to settle Owlet
option awards through a cash settlement. Please clarify in your disclosures the portion
of these shares that are subject to cash settlement and
                                                        correspondingly help us
understand how you determined liability presentation in the pro
 Ken Suslow
Sandbridge Acquisition Corp
June 10, 2021
Page 2
      forma financial information was not necessary for the portion of these shares. Refer to
      ASC 718-10-25-15.
Our Platform, page 173

2. We note your updated disclosure that, "net income increased from $(2.1) million to $(7.9)
      million, and EBITDA improved from $(1.7) million to $(7.2) million" for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.
      However, we note your disclosure on page 195 and 199 that your net loss appears to have increased over the period and your EBITDA appears to have decreased over the period.
      Please correct this inconsistency or otherwise advise.
Stock-based Compensation Expense, page 207

3. We note your response to comment 6. Please confirm that there have been no additional recent equity issuances aside from those awards listed in your response with the latest being in January 2021. It is not clear based on your response how the fair value of common stock underlying recent equity issuances, including the stock options granted in
      January 2021, reconciles to the valuation of common stock as indicated by the terms of the business combination transaction. We note the consideration of the fully diluted pro forma equity valuation and an implied pre-money valuation; however, it remains unclear how this compares to the fair value of common stock used for recent equity issuances. Please advise.
       You may contact Nudrat Salik at 202-551-3692 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason Drory at 202-551-8342 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameKen Suslow
                                                           Division of
Corporation Finance
Comapany NameSandbridge Acquisition Corp
                                                           Office of Life
Sciences
June 10, 2021 Page 2
cc:       Emily J. Oldshue, Esq.
FirstName LastName